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SECURITI 10028163 SION

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ANNU ...DITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67705

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/09** (MM/DD/YY) AND ENDING **12/31/09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Moelis & Company LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

399 Park Avenue, 5th Floor
(No. and street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elizabeth Crain **212-883-3883**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	New York	NY	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Elizabeth Crain, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Moelis & Company LLC as of and for the year ended December 31, 2009, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Elizabeth Crain
Chief Operating Officer

Subscribed and sworn to before me
this 23 day of February 2010:

Notary Public KAREN P. NG
Notary Public, State of New York
No. 01NG6070434
Qualified in Queens County
Commission Expires Mar. 4, 2010

MOELIS & COMPANY LLC
(SEC I.D. No. 8-67705)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of Moelis & Company LLC
New York, New York

We have audited the accompanying statement of financial condition of Moelis & Company LLC (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Moelis & Company LLC at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 23, 2010

Moelis & Company LLC
Statement of Financial Condition
As of December 31, 2009

Assets	
Cash and cash equivalents	$ 137,815,782
Investments at fair value (cost basis $25,000,000)	25,000,000
Accounts receivable (net of allowance for doubtful accounts of $2,526,181)	17,242,272
Accrued revenue	4,074,084
Due from affiliate	2,545,335
Interest and dividends receivable	62,591
Other assets	165,259
Total assets	$ 186,905,323
Liabilities and member's capital	
Deferred revenue	$ 15,417,361
Due to affiliate	3,064,956
Accounts payable and accrued expenses	1,133,923
Total liabilities	19,616,240
Member's capital	167,289,083
Total liabilities and member's capital	$ 186,905,323

See notes to financial statement.

1. ORGANIZATION AND NATURE OF BUSINESS

Moelis & Company LLC (the "Company") is a Delaware limited liability company providing advice on mergers, acquisitions, restructurings, and other corporate finance matters to corporations, financial sponsors, hedge funds, mid-cap and large-cap companies, across a broad range of sectors. The Company commenced operations on December 13, 2007 as a registered broker-dealer with the U.S. Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA") and is a wholly-owned subsidiary of Moelis & Company Holdings LLC ("Holdings"), a Delaware limited liability company.

On July 17, 2009, the Company was registered as a foreign company in Australia with the Securities and Investments Commission ("ASIC"), thereby allowing the Company to conduct certain investment banking activities in Australia.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

On June 30, 2009, the Financial Accounting Standards Board (the "FASB") issued the FASB Accounting Standards Codification (the "Codification" or "ASC"). The Codification is effective for interim and annual periods ending after September 15, 2009 and is the source, along with guidance issued by the Securities and Exchange Commission, of authoritative U.S. accounting and reporting standards for nongovernmental entities. The Codification is a major restructuring of accounting and reporting standards designed to simplify user access to all authoritative accounting principles generally accepted in the United States of America ("U.S. GAAP") by providing the authoritative literature in a topically organized structure.

Basis of Accounting – The accompanying statement of financial condition has been prepared in accordance with U.S. GAAP.

Cash and Cash Equivalents – Cash and cash equivalents include all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase. At December 31, 2009, the Company had cash equivalents of $108,365,858 invested in government money market mutual funds and $25,000,000 invested in three month CDARS (Certificate of Deposit Account Registry Service) maturing on January 14, 2010. Additionally, the Company had cash of $4,449,924 maintained in bank accounts.

Fair Value of Financial Instruments – Assets and liabilities which qualify as financial instruments under ASC 825, *Financial Instruments* (formerly, FASB Statement of Financial Accounting Standards ("SFAS") No. 107, *Disclosure about Fair Value of Financial Instruments*) are carried at fair value or contractual amounts approximating fair value. The Company's financial instruments include cash and cash equivalents, amounts receivable and certain other assets and liabilities. The carrying value of these instruments has been determined to approximate their fair value since they are short-term in nature and, to the extent they bear interest, are floating rate instruments that have characteristics of short-term instruments.

Investments – At December 31, 2009, the Company had $25,000,000 invested in six month CDARS maturing on January 14, 2010.

The Company accounts for its investments in accordance with the Fair Value and Disclosure topic of the Codification ("ASC 820") (formerly, SFAS No. 157, *Fair Value Measurements*), which defines fair value, establishes a framework for measuring fair value, and requires enhanced disclosures about fair value measurements. ASC 820 established a fair value hierarchy which prioritizes and ranks the

level of market price observability used in measuring investments at fair value. Market price observability is impacted by a number of factors, including the type of investment, the characteristics specific to the investment, and the state of the marketplace (including the existence and transparency of transactions between market participants). Investments with readily-available actively quoted prices or for which fair value can be measured from actively-quoted prices in an orderly market will generally have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following categories (from highest to lowest) based on inputs:

Level I – Quoted prices (unadjusted) are available in active markets for identical investments that the Company has the ability to access as of the reporting date. The type of investments which would generally be included in Level I include listed equity securities and listed derivatives. As required by ASC 820, the Company, to the extent that it holds such investments, does not adjust the quoted price for these investments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

Level II – Pricing inputs are observable for the investments, either directly or indirectly, as of the reporting date, but are not the same as those used in Level I. Fair value is determined through the use of models or other valuation methodologies. The types of investments which would generally be included in this category include publicly-traded securities with restrictions on disposition.

Level III – Pricing inputs are unobservable for the investments and include situations where there is little, if any, market activity for the investments. The inputs into the determination of fair value require significant judgment or estimation by the Company's management. The types of investments which would generally be included in this category include debt and equity securities issued by private entities.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given investment is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The following table summarizes the levels in the ASC 820 fair value hierarchy into which the Company's investments fall as of December 31, 2009:

	Total	Level I	Level II	Level III
CDARS	$ 25,000,000	$ 25,000,000	$ -	$ -
Total investments	$ 25,000,000	$ 25,000,000	$ -	$ -

Revenue Recognition – The Company recognizes revenue as follows:

Investment banking revenue consists of advisory fees and underwriting revenue discussed below.

Advisory Fees – The Company recognizes revenues from providing advisory services for corporate finance transactions when earned. Upfront fees are recognized ratably over the estimated period that the related services are performed. Transaction-related fees are recognized when all services for a transaction have been provided, related conditions have been met and the transaction closes. Deferred revenue is recorded for fees received that have not yet been earned and for fees billed for services performed that are subject to approval by the bankruptcy court.

Underwriting Revenue – Underwriting revenue is recognized on the offering date of an underwriting transaction.

Interest and Dividend Income – Interest and dividend income is recognized on an accrual basis.

Accounts Receivable and Allowance for Doubtful Accounts – The accounts receivable balance shown in the Statement of Financial Condition is presented net of allowance for doubtful accounts based on the Company's assessment of the collectability of customer accounts. The Company maintains an allowance for doubtful accounts that, in management's opinion, provides for an adequate reserve to cover any losses that may be incurred upon collection. The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, age of the accounts receivable balances, and the current economic conditions that may affect a customer's ability to pay such amounts owed to the Company. As of December 31, 2009, the allowance for doubtful accounts from customers was $2,526,181.

Equity-based compensation – Pursuant to ASC 718 Compensation – Stock Compensation (formerly, SFAS No. 123R, *"Share-Based Payment"*), the Company recognizes the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. The fair value is amortized over the period during which an employee is required to provide service (usually the vesting period). Such amounts are recognized as service agreement expenses and an increase to member's capital on the accompanying Statement of Financial Condition. For the year ended December 31, 2009, the Company recognized $3,107,200 in equity-based compensation.

Income Taxes – No provision for income taxes have been made in the accompanying Statement of Financial Condition. The Company is a single member LLC, which is a disregarded entity for tax purposes. Holdings, as the Company's sole member, is responsible for reporting income or losses to the extent required by federal and state income tax laws and regulations, resulting from its ownership interest in the Company.

The Income Taxes topic of the Codification ("ASC 740") clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements, and prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken. ASC 740 requires the Company to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. ASC 740 must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to the beginning capital balance upon adoption. Uncertain tax positions are evaluated in accordance with ASC 450 Contingencies (formerly, FASB Statement No. 5, "*Accounting for Contingencies*"). ASC 450 requires the Company to record a liability for an estimated contingent loss if the information available indicates that it is probable that the Company

has incurred a tax liability at the date of the Statement of Financial Condition, and the amount of the tax liability can be reasonably estimated.

The Company adopted ASC 740 on January 1, 2009. All tax years from the commencement of the Company's operations on December 13, 2007 are considered open and subject to examination by U.S. federal and most state tax authorities. The Company is organized as a limited liability company, which reports its income and expenses on an accrual basis. Federal income tax law and regulations require the members to report their allocable share of the Company's taxable income or loss in their respective tax returns. Certain state and local tax authorities levy taxes on the Company based on its net income.

On September 2, 2009, the FASB issued Accounting Standards Update 2009-06 ("ASU 2009-06") (formerly, proposed as FASB Staff Position No. FIN 48-D, "*Application Guidance for Pass-Through Entities and Tax-Exempt Not-for-Profit Entities and Disclosure Modifications for Nonpublic Entities*"). ASU 2009-06, is effective for periods ending after September 15, 2009, is applicable to all entities that apply ASC 740. ASU 2009-06 provides guidance on the application of ASC 740 to pass-through entities, and amends certain of the disclosure requirements of ASC 740. The Company adopted ASU 2009-06 upon issuance. Based on its analysis, the Company has determined that the adoption of ASU 2009-06 did not have a material impact on the Company's Statement of Financial Condition.

The Company will continue to review the requirements of ASC 740 as they relate to the Company's Statement of Financial Condition and conclusions reached regarding uncertain tax positions, which may be subject to review and adjustment at a later date based on on-going analyses of tax laws, regulations and interpretations thereof. To the extent that the Company's assessment of the conclusions reached regarding uncertain tax positions changes, such change in estimate will be recorded in the period in which such determination is made. The Company recognizes tax-related interest and penalties, if applicable, as a component of income tax expense. For the year ended December 31, 2009, no such amounts were recognized.

Use of Estimates – The preparation of the Statement of Financial Condition and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation – The Company's operating results in Australia are translated using average exchange rates during the period, whereas the corresponding Statement of Financial Condition accounts are translated using exchange rates at the end of each period. Currency translation adjustments are included as a component of Member's capital. The Company is subject to market risk resulting from fluctuations in foreign currency exchange rates and continuously monitors such fluctuations in order to mitigate any material associated risk.

3. RECENT ACCOUNTING PRONOUNCEMENTS

In January 2010, the FASB issued Accounting Standards Update No. 2010-06 ("ASU 2010-06"), *Improving Disclosures about Fair Value Measurements*, which, among other things, amends ASC 820 to require entities to separately present purchases, sales, issuances, and settlements in their reconciliation of Level 3 fair value measurements (i.e., to present such items on a gross basis rather than on a net basis), and which clarifies existing disclosure requirements provided by ASC 820 regarding the level of disaggregation and the inputs and valuation techniques used to measure fair

value for measurements that fall within either Level 2 or Level 3 of the fair value hierarchy. ASU 2010-06 is effective for interim and annual periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements (which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years). The Company is currently assessing the impact of the adoption of the amendments to ASU 2010-06 will have on the Company's financial statement disclosures.

In August 2009, the FASB issued ASU No. 2009-05, *"Fair Value Measurements and Disclosures (Topic 820)"* ("ASU 2009-05"). ASU 2009-05 provides amendments to ASC 820-10, *"Fair Value Measurements and Disclosures – Overall*," for the fair value measurement of liabilities. ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain techniques. ASU 2009-05 also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of a liability. ASU 2009-05 also clarifies that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The new guidance is effective for interim and annual periods beginning after August 27, 2009, and applies to all fair value measurements of liabilities required by GAAP. The Company is currently assessing the impact of the adoption of the amendments to ASU 2009-05 on the Company's financial condition.

In May 2009, the FASB issued the Subsequent Events topic of the Codification ("ASC 855") (formerly, SFAS No. 165 *"Subsequent Events"*). ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or available to be issued. In particular, ASC 855 sets forth the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. ASC 855 is effective for interim or annual financial periods ending after June 15, 2009, and shall be applied prospectively. The adoption of ASC 855 did not have a material effect on the Company's financial condition.

In April 2009, the FASB issued ASC 820-10-65-4 *Fair Value Measurements and Disclosures* (formerly, FASB Staff Position No. FAS 157-4 *"Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly"*). ASC 820-10-65-4 provides additional guidance for estimating fair value in accordance with ASC 820, when the volume and level of activity for the asset or liability have significantly decreased. It also includes guidance on identifying circumstances that may indicate a transaction that is not orderly and amends some of the disclosure requirements of the Topic 820 of the Codification. ASC 820-10-65-4 is effective for interim and annual reporting periods ending after June 15, 2009, and will be applied prospectively. The adoption of ASC 820-10-65-4 did not have a material impact on the Company's financial condition.

In March 2008, the FASB issued ASC 815-10-65-1 *Derivatives and Hedging (*formerly, FASB No. 161 *"Disclosures about Derivative Instruments and Hedging Activities"*), which is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand (1) how those instruments and activities are accounted for, (2) how and why those instruments are used, and (3) the effects of those

instruments on an entity's financial position, financial performance, and cash flows. ASC 815-10-65-1 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of ASC 815-10-65-1 on January 1, 2009 did not have a material impact on the Company's financial statement disclosures, as the Company does not currently use derivative instruments or engage in hedging activities.

4. MEMBER'S CAPITAL

The total amount of capital contributions recorded by the Company for the year ended December 31, 2009 is $103,681,604 which includes $7,050,000 of cash contributions from Holdings relating primarily to underwriting net capital requirements, and $96,631,604 recorded as non-cash contributions primarily in connection with the service agreement expense arrangements and in connection with the payment of certain other expenses by Holdings described in Note 5 below.

5. RELATED-PARTY TRANSACTIONS

The Company has a services agreement with Holdings and Moelis Australia, respectively.

Under each respective services agreement, the Company is provided certain services in exchange for agreed-upon service fees. Such fees are based on the parties' estimates of the value of the goods and services to be provided and are subject to periodic adjustment based on good faith negotiation between the parties. The parties to the agreement agreed that the Company has no obligation to any third party for the services that Holdings and Moelis Australia provide. Both Holdings and Moelis Australia are solely responsible for any amounts owed relating to costs incurred by it in providing services to the Company.

All of the Company's expenses that it incurs, excluding service agreement expenses and excluding most registration, filing and related fees (which are paid directly by the Company), are paid directly by Holdings and are treated as non-cash capital contributions.

As of December 31, 2009, $1,981,519 of the amount included in due to affiliate on the accompanying Statement of Financial Condition represents reimbursable client related expenses collected by the Company on behalf of, and owed to, Holdings. On September 30, 2009, the Company reimbursed $7,482,060 of such collections to Holdings.

As of December 31, 2009, the Company owes $1,083,437 to Moelis Australia in connection with the services agreement described above, which is also included in due to affiliate on the accompanying Statement of Financial Condition.

The Company incurred professional fees of $145,405 for legal services performed by a member of Holdings who also serves as legal counsel to the Company.

6. COMMITMENT AND CONTINGENCIES

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. In addition, under the terms of the Limited Liability Company Agreement, the Company has agreed to indemnify the Company's officers, directors, employees, agents or any person who serves on behalf of the Company from any loss, claim, damage, or liability which such person incurs by reason of his performance of activities of the Company, provided they acted in good-faith. Based on experience, the Company's management expects the risk of loss related to indemnifications to be remote.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2009, the Company had net capital of $152,429,131, which was $151,883,477 in excess of its required net capital of $545,654. The Company's net capital ratio was 0.054 to 1.

8. SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 23, 2010, which is the date that these financial statements were available to be issued.

In 2010, the Company made capital distributions of $135,000,000 to Holdings.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 23, 2010

Moelis & Company LLC
399 Park Avenue, 5th floor
New York, New York 10022

In planning and performing our audit of the financial statements of Moelis & Company LLC (the "Company") as of December 31, 2009 (on which we issued our report dated February 23, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we will make a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we consider relevant to the objectives stated in Securities and Exchange Commission ("SEC") Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under SEC Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation and reconciliation of differences required by SEC Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of SEC Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become

inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the member of the Company, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436-2000
Fax: +1 212 436-5000
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Managing Member of
Moelis & Company LLC
399 Park Avenue, 5th Floor
New York, New York 10022

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation ("Form SIPC-7T") to the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2009 to December 31, 2009, which were agreed to by Moelis & Company LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7T. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries included on the Company's bank statements, noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the Financial and Operational Combined Uniform Single (FOCUS) reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers prepared by the Company, noting no differences. The Company prepared such supporting schedules and working papers based on settlement notice letters received in connection with the Company's participation in the underwriting of securities.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers described in Item Number 3 above, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 25, 2010

Member of
Deloitte Touche Tohmatsu

SECU001 SIPC | Moelis & Company Holdings, LLC | 2/25/2010

Ref Nbr	Description	Invoice Nbr	Invc Date	Invoice Amount	Amount Paid
006096		FINRA Dec-09	02/24/10	279,235.00	279,235.00

Check # 004101

City National Bank
15260 Ventura Boulevard
Sherman Oaks, CA 91403

16-1606/1220

Check # 004101

Moelis & Company Holdings, LLC
399 Park Avenue
5th Floor
New York, NY 10022

Check Date	Check Amount
2/25/2010	*****$279,235.00

Two Hundred Seventy-Nine Thousand Two Hundred Thirty-Five and 00/100------------------------- US Dollars

PAY TO THE ORDER OF

SIPC
PO BOX 92185
Washington, DC 20090-2185

Authorized Signature

Details on back. Security Features Included.

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

SIPC-7T
(29-REV 12/09)

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-67705 FINRA Dec-09

Moelis & Company LLC

399 Park Avenue - 5th Floor

New York NY 10022

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Howard Spindel 212-897-1688

2. A.	General assessment (item 2e from page 2 but not less than $150 minimum)	$ 389,474
B.	Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest)	(110,239)
	03/31/09, 08/04/09 — Date Paid	
C.	Less prior overpayment applied	(-)
D.	Assessment balance due or (overpayment)	279,235
E.	Interest computed on late payment (see instructions E) for ______ days at 20% per annum	-
F.	Total assessment and interest due (or overpayment carried forward)	$ 279,235
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as E above) $ 279,235	
H.	Overpayment carried forward $(-)	

SEC Mail Processing Section

MAR 01 2010

Washington, DC 106

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Moelis & Company LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24 day of FEBRUARY, 20 10.

Financial & Operations Principal
(Title)

This form is the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less that 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009
Eliminate cents

Item No.		
2a.	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 154,999,708
2b.	Additions:	
	(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
	(2) Net loss from principal transactions in securities in trading accounts.	-
	(3) Net loss from principal transactions in commodities in trading accounts.	-
	(4) Interest and dividend expense deducted in determining item 2a.	-
	(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
	(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	790,015
	(7) Net loss from securities in investment accounts.	-
	Total additions	790,015
2c.	Deductions:	
	(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	-
	(2) Revenues from commodity transactions.	-
	(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-
	(4) Reimbursements for postage in connection with proxy solicitation.	-
	(5) Net gain from securities in investment accounts.	-
	(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
	(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
	(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	-
	(9) (i) Total interest and dividend expense (FOCUS Line 22/Part IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -	
	(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -	
	Enter the greater of line (i) or (ii)	-
	Total deductions	-
2d.	SIPC Net Operating Revenue	$ 155,789,723
2e.	General Assessment @ .0025	$ 389,474

(to page 1 but not less than $150 minimum)